Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2022 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - July 28, 2022) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and six months ended June 30, 2022. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended June 30, 2022 and 2021
For the three months ended June 30, 2022, the Company had net income of $191.1 million, or $3.44 basic and $3.06 diluted earnings per share.
For the three months ended June 30, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $196.1 million, or $3.53 basic and $3.13 diluted earnings per share, which excludes from net income (i) a $1.5 million, or $0.03 per basic and $0.02 per diluted share, aggregate write-down of vessels held for sale and loss on the sale of vessels, (ii) $3.9 million, or $0.07 per basic and $0.06 per diluted share, write-off or acceleration of the amortization of deferred financing fees on the debt or lease financing obligations relating to these vessel sales and related debt extinguishment costs, and (iii) $0.4 million, or $0.01 per basic and $0.01 per diluted share, gain recorded on the repurchase of the Company's Convertible Notes due 2025.
For the three months ended June 30, 2021, the Company had a net loss of $52.8 million, or $0.97 basic and diluted loss per share.
For the three months ended June 30, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $51.1 million, or $0.94 basic and diluted loss per share, which excludes from the net loss $1.6 million, or $0.03 per basic and diluted share, of losses recorded on the transaction to exchange $19.4 million in aggregate principal amount of the Company’s existing Convertible Notes due 2022 for $19.4 million in aggregate principal amount of new Convertible Notes due 2025.
Results for the six months ended June 30, 2022 and 2021
For the six months ended June 30, 2022, the Company had net income of $106.7 million, or $1.92 basic and $1.84 diluted earnings per share.
For the six months ended June 30, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $181.3 million, or $3.27 basic and $2.99 diluted earnings per share, which excludes from net income (i) a $69.2 million, or $1.25 per basic and $1.07 per diluted share, aggregate write-down of vessels held for sale and loss on the sale of vessels, (ii) $5.8 million, or $0.10 per basic and $0.09 per diluted share, write-off or acceleration of the amortization of deferred financing fees on the debt or lease financing obligations relating to these vessel sales and related debt extinguishment costs and (iii) $0.4 million, or $0.01 per basic and $0.01 per diluted share, gain recorded on the repurchase of the Company's Convertible Notes due 2025.
For the six months ended June 30, 2021, the Company had a net loss of $115.2 million, or $2.12 basic and diluted loss per share.
For the six months ended June 30, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $108.3 million, or $1.99 basic and diluted loss per share, which excludes from the net loss $5.5 million, or $0.10 per basic and diluted share, of losses recorded on the transaction to exchange the Company’s existing Convertible Notes due 2022 for new Convertible Notes due 2025 as well as a $1.3 million, or $0.02 per basic and diluted share, write-off of deferred financing fees related to the refinancing of certain credit facilities.
Declaration of Dividend
On July 27, 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 15, 2022 to all shareholders of record as of August 11, 2022 (the record date). As of July 27, 2022, there were 59,047,152 common shares of the Company outstanding.

Summary of Second Quarter 2022 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the third quarter of 2022 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Vessel class	Average Daily TCE for Spot and Pool Voyages	Daily TC-Out Revenue	% of Days
LR2	$50,000	$28,400	52.0%
MR	$46,000	$22,000	46.0%
Handymax	$40,000	n/a	33.0%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels (in the pools and outside of the pools) during the second quarter of 2022:

Vessel class	Average daily TCE revenue
LR2	$36,065
MR	$34,904
Handymax	$41,831
•During the second and third quarters of 2022, the Company entered into time charter-out agreements on nine vessels (five LR2s and four MRs). The terms of the agreements are for three to five years averaging between $28,000 and $30,000 per day for the LR2s, and for three years averaging between $21,000 and $23,000 per day for the MRs.
•The Company has given notice to exercise its purchase options on six 2014 built MR product tankers (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina). These vessels were sold and leased back by the Company in August 2018. The leases bear interest at LIBOR plus a margin of 3.50% per annum. The purchase, which is expected to occur in August 2022, will result in a debt reduction of $95.0 million for the Company.
•In July 2022, the Company repurchased 367,861 of its common shares in the open market at an average price of $29.18 per share.
•In May and July 2022, the Company repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of its Convertible Notes due 2025 in the open market.
•In May 2022, the Company repaid the aggregate outstanding principal balance of $69.7 million on its Convertible Notes due 2022 upon their maturity.
•During the second quarter of 2022, the Company closed on the refinancing of the outstanding lease obligations on four vessels (STI Oxford, STI Selatar, STI Gramercy, and STI Queens). These transactions raised aggregate new liquidity of $27.0 million after the repayment of the existing lease obligations.
•During the first and second quarters of 2022, the Company entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. Seven of these sales closed within the first quarter of 2022 (six LR1s and one MR), raising $91.7 million in aggregate new liquidity after the repayment of debt and selling costs, nine of these sales closed within the second quarter of 2022 (two LR2s, six LR1s, and one MR), raising $139.9 million in aggregate new liquidity after the repayment of debt and selling costs, one sale closed in July 2022, raising $11.6 million in new liquidity (the debt on this vessel of $14.2 million was repaid in June 2022), and the remaining sale is expected to close in August 2022. This remaining vessel sale is expected to raise $22.1 million in aggregate new liquidity after the repayment of debt and estimated selling costs.
•The Company has $7.7 million of additional liquidity available from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as they are tied to scrubber installations on the Company’s vessels.

Sales of Vessels
During the first and second quarters of 2022, the Company entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. The sales prices of each of the three LR2s (STI Savile Row, STI Carnaby and STI Nautilus) are $43.0 million, $43.0 million and $42.7 million, respectively. The sales price of the 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision) is $413.8 million in aggregate. The sales prices of each of the three MRs (STI Fontvieille, STI Benicia, and STI Majestic) are $23.5 million, $26.5 million, and $34.9 million, respectively.
Seven of these sales closed within the first quarter of 2022 (six LR1s and one MR), raising $91.7 million in aggregate new liquidity after the repayment of debt and selling costs, nine of these sales closed within the second quarter of 2022 (two LR2s, six LR1s, and one MR), raising $139.9 million in aggregate new liquidity after the repayment of debt and selling costs, one sale (an MR) closed in July 2022, raising $11.6 million in new liquidity (the debt on this vessel of $14.2 million was repaid in June 2022), and the remaining sale is expected to close in August 2022. This remaining vessel sale is expected to raise $22.1 million in aggregate new liquidity after the repayment of debt and estimated selling costs.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company’s Convertible Notes due 2025. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Convertible Notes due 2025 on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its Convertible Notes due 2025, which were issued in March and June 2021 were converted into common shares at the beginning of each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $5.7 million and $12.0 million during the three and six months ended June 30, 2022, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2022, the Company’s basic weighted average number of shares outstanding were 55,594,623 and 55,502,389, respectively. For the three and six months ended June 30, 2022, there were 58,123,530 and 57,786,223 weighted average shares outstanding, respectively, including the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan. For the three and six months ended June 30, 2022, there were 64,419,318 and 64,611,651 weighted average shares outstanding, respectively, under the if-converted method.
Diluted earnings per share for both the three and six months ended June 30, 2022 was calculated under the if-converted method.
Conference Call
The Company has scheduled a conference call on July 28, 2022 at 8:00 AM Eastern Daylight Time and 2:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (833) 636-1321
International Dial-In Number: +1 (412) 902-4260
Conference ID: 10169425
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/nxffkzjd
Availability of 2021 ESG Report
The 2021 ESG report is available on the Company's website at https://www.scorpiotankers.com/about-scorpio-tankers/sustainability/. The report has been prepared using the Sustainability Accounting Standards Board (“SASB”) Marine Transportation Standard (2018). As part of the 2021 ESG Report, the Company has provided a Climate Risk Statement prepared in alignment with the Taskforce for Climate-related Financial Disclosures’ (“TCFD”) recommendations. Information on the Company’s website, including the 2021 ESG Report, does not constitute a part of and is not incorporated by reference into this press release.

Current Liquidity
As of July 27, 2022, the Company had $449.5 million in unrestricted cash and cash equivalents. Within the next two weeks, the Company is expected to receive (i) approximately $120.0 million from the Scorpio pools with respect to the monthly cash distribution for July, and (ii) the net proceeds of $22.1 million from the sale of one LR2 tanker (after the repayment of debt and estimated selling costs).
Our pro-forma cash balance, including the net proceeds from the sale of this vessel, was $591.5 million as of July 27, 2022.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the second quarter of 2022 and the estimated expected payments to be made, and offhire days that are expected to be incurred, for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate offhire days (2)	LR2s	MRs	Handymax
Q2 2022 - actual	$8.5	219	2	—	—
Q3 2022 - estimated (a)	13.8	120	—	6	—
Q4 2022 - estimated (b)	5.7	60	—	3	—
Q1 2023 - estimated (c)	7.3	150	—	4	—
Q2 2023 - estimated (d)	9.3	190	—	5	—
Q3 2023 - estimated	3.2	—	—	—	—
Q4 2023 - estimated (e)	2.0	40	—	1	—
(1)    These costs include estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Represents the total estimated off-hire days during the period, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(a)    Includes four BWTS installations
(b)    Includes one BWTS installation
(c)    Includes four scrubber installations
(d)    Includes five scrubber installations
(e)    Includes one scrubber installation

Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented.

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2022	Outstanding Principal as of June 30, 2022	Outstanding Principal as of July 27, 2022
1	Credit Agricole Credit Facility (1)	$53,578	$—	$—
2	Citibank / K-Sure Credit Facility (2)	37,881	—	—
3	Hamburg Commercial Credit Facility	36,201	35,378	35,378
4	Prudential Credit Facility	43,445	42,059	41,597
5	2019 DNB / GIEK Credit Facility	43,672	41,894	41,894
6	BNPP Sinosure Credit Facility(3)	89,761	86,030	86,030
7	2020 $225 Million Credit Facility (4)	103,818	60,306	60,306
8	2021 $21.0 Million Credit Facility	18,660	18,075	18,075
9	2021 $43.6 Million Credit Facility (5)	21,222	—	—
10	Ocean Yield Lease Financing	124,460	121,604	120,621
11	BCFL Lease Financing (LR2s)	76,560	73,783	72,865
12	CSSC Lease Financing	132,202	128,562	127,348
13	BCFL Lease Financing (MRs)	65,115	61,183	59,895
14	2018 CMBFL Lease Financing	108,734	105,482	105,482
15	$116.0 Million Lease Financing (6)	93,246	—	—
16	AVIC Lease Financing	86,316	83,467	83,467
17	China Huarong Lease Financing	99,208	95,000	95,000
18	$157.5 Million Lease Financing (7)	106,121	88,822	88,822
19	COSCO Lease Financing	59,125	57,200	57,200
20	2020 CMBFL Lease Financing	40,521	39,711	39,711
21	2020 TSFL Lease Financing	43,098	42,267	42,267
22	2020 SPDBFL Lease Financing	88,382	86,758	86,758
23	2021 AVIC Lease Financing	90,073	88,260	88,260
24	2021 CMBFL Lease Financing	72,935	71,305	70,900
25	2021 TSFL Lease Financing	53,282	52,187	52,187
26	2021 CSSC Lease Financing	52,577	51,262	50,824
27	2021 $146.3 Million Lease Financing	143,583	140,288	136,993
28	2021 Ocean Yield Lease Financing	68,341	66,882	66,385
29	2022 AVIC Lease Financing (6)	—	118,388	118,388
30	IFRS 16 - Leases - 3 MR	27,314	25,277	24,609
31	$670.0 Million Lease Financing (8)	535,061	498,312	494,560
32	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
33	Convertible Notes Due 2022 (9)	69,695	—	—
34	Convertible Notes Due 2025 (10)	210,897	202,111	201,315
	Gross debt outstanding	2,965,655	2,652,424	2,637,708
	Cash and cash equivalents	242,684	359,528	449,451
	Net debt	$2,722,971	$2,292,896	$2,188,257

(1)    In April 2022, the Company repaid an aggregate of $53.6 million on the Credit Agricole Credit Facility as a result of the sales of STI Expedite, STI Exceed, and STI Excel.
(2)    In April 2022, the Company repaid an aggregate of $37.9 million on the Citibank / K-Sure Credit Facility as a result of the sales of STI Experience and STI Express.
(3)    In June 2022, the Company drew down $1.6 million from the BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on an LR2 product tanker.
(4)    In June 2022, the Company repaid an aggregate of $40.4 million on the 2020 $225.0 Million Credit Facility as a result of the sales of STI Savile Row and STI Carnaby.
(5)    In June 2022, the Company repaid $20.7 million on the 2021 $43.6 Million Credit Facility as a result of the sale of STI Precision.
(6)    During the second quarter of 2022, the Company closed on the sale and leaseback transactions for two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Selatar and STI Oxford) with AVIC International Leasing Co., Ltd. (the “2022 AVIC Lease Financing”). The borrowing amount under the agreement was $118.4 million in aggregate and part of the proceeds were used to repay the aggregate outstanding lease obligations of $90.2 million relating to these vessels under the $116.0 Million Lease Financing. Additionally, we were required to deposit 1% of the borrowing amount, or approximately $1.2 million in aggregate, with the lessor.
Under this lease financing arrangement, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.7 million on each of the LR2 vessels and approximately $0.4 million on each of the MR vessels. In addition, the Company has purchase options beginning at the end of the second year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing lease financing arrangements.
(7)    In June 2022, the Company exercised the option to repurchase STI Benicia and repaid $14.2 million on the $157.5 Million Lease Financing in advance of the sale of the vessel, which closed in July 2022.
(8)    In April 2022, the Company exercised the option to repurchase STI Majestic and repaid $25.6 million on the $670.0 Million Lease Financing in advance of the sale of the vessel, which closed shortly thereafter.
(9)    In May 2022, the Company repaid the aggregate outstanding principal balance of $69.7 million on its Convertible Notes due May 16, 2022 upon their maturity.
(10)    The outstanding principal balance reflects the par value of the Convertible Notes Due 2025 of $200.0 million plus the accreted principal balance as of each date presented. The Convertible Notes Due 2025 are scheduled to accrete at an annualized rate of approximately 5.52% per annum, with the total balance due at maturity equal to 125.3% of par. The Convertible Notes Due 2025 also bear interest at a cash coupon rate of 3.0% per annum, which is calculated based upon the par value of the instrument.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of June 30, 2022, which includes principal amounts due under the Company's secured credit facilities, Convertible Notes due 2025, lease financing arrangements, Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made during the third quarter of 2022 through July 27, 2022):

	As of June 30, 2022 (1)
In millions of U.S. dollars	Total	Less: scheduled repayments on vessels to be sold (2)	Pro forma total - excluding scheduled repayments vessels to be sold	Repayments/maturities of unsecured debt	Vessel financings - 2022 and 2023 maturities, excluding vessels to be sold	Vessel financings - scheduled repayments, in addition to maturities in 2024 and thereafter, excluding vessels to be sold
Q3 2022 - principal payments made through July 27, 2022	$15.5	$—	$15.5	$1.6	$—	$13.9
			—
Q3 2022 (3)	159.1	20.0	139.1	—	—	139.1
Q4 2022 (4)	82.1	—	82.1	—	17.5	64.6
Q1 2023	59.1	—	59.1	—	—	59.1
Q2 2023	64.9	—	64.9	—	—	64.9
Q3 2023	59.4	—	59.4	—	—	59.4
Q4 2023	64.5	—	64.5	—	—	64.5
2024 and thereafter	2,147.8	—	2,147.8	271.1	—	1,876.7
	$2,652.4	$20.0	$2,632.4	$272.7	$17.5	$2,342.2
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of June 30, 2022.
(2)    The repayments of debt set forth in this column represent the repayment due on one LR2 on the 2020 $225.0 Million Credit Facility whose sale had not yet closed as of June 30, 2022. The sale of this vessel is expected to occur in August 2022.
(3)    Repayments include the Company's exercise of its purchase option on six 2014 built MR product tankers. The purchase, which is expected to occur in August 2022, will result in a debt reduction of $95.0 million.
(4)    Repayments include the scheduled maturity of the outstanding debt related to one vessel under the 2021 $21.0 Million Credit Facility for $17.5 million.

Explanation of Variances on the Second Quarter of 2022 Financial Results Compared to the Second Quarter of 2021
For the three months ended June 30, 2022, the Company recorded net income of $191.1 million compared to a net loss of $52.8 million for the three months ended June 30, 2021. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2022 and 2021:

	For the three months ended June 30,
In thousands of U.S. dollars	2022	2021
Vessel revenue	$405,073	$139,442
Voyage expenses	(23,485)	(1,396)
TCE revenue	$381,588	$138,046

•TCE revenue for the three months ended June 30, 2022 increased by $243.5 million to $381.6 million, from $138.0 million for the three months ended June 30, 2021. Overall average TCE revenue per day increased to $36,006 per day during the three months ended June 30, 2022, from $11,954 per day during the three months ended June 30, 2021. The average number of vessels was 119.9 during the three months ended June 30, 2022 as compared to 131.0 during the three months ended June 30, 2021. This decrease was due to the sales of vessels during 2022 as described above.
◦TCE revenue for the three months ended June 30, 2022 reflected a structural change in the supply and demand balance for product tankers. A confluence of events served as a catalyst to a substantial increase in ton-mile demand beginning in March 2022 and continuing through the date of this press release. First, the continued easing of COVID-19 restrictions around the globe has resulted in increased personal mobility thus stimulating underlying demand for refined petroleum products. Second, record refining margins combined with low global refined petroleum product inventories have incentivized refiners to increase and maintain high utilization levels, which have driven substantial increases in refined petroleum product export volumes throughout the world. Third, the volatility brought on by the ongoing conflict in Ukraine has disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for refined petroleum products.
◦TCE revenue for the three months ended June 30, 2021 reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products improved during this period but nevertheless remained below pre-pandemic levels given the efforts around the world at that time to control the spread of the virus, particularly in countries with low vaccine uptake. Additionally, inventories continued to be drawn during the quarter, which had an adverse impact on the demand for the seaborne transportation of refined petroleum products.
•Vessel operating costs for the three months ended June 30, 2022 decreased by $3.7 million to $76.9 million, from $80.6 million for the three months ended June 30, 2021. Vessel operating costs per vessel per day increased to $7,048 for the three months ended June 30, 2022 from $6,807 for the three months ended June 30, 2021. Vessel operating costs per day increased across most vessel classes, driven by increased repairs and maintenance, and spares and stores expenses. The overall decrease relates to the sale of vessels during the first and second quarters of 2022, which resulted in a decrease in the average number of vessels in the Company's fleet to 119.9 during the three months ended June 30, 2022 from 131.0 during the three months ended June 30, 2021.
•Depreciation expense – owned or sale leaseback vessels for the three months ended June 30, 2022 decreased by $8.2 million to $41.1 million, from $49.2 million for the three months ended June 30, 2021. This decrease is attributable to 17 of the Company's owned or sale leaseback vessels being designated as held for sale or sold during the six months ended June 30, 2022. These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation expense ceased being recorded upon that designation.
•Depreciation expense - right of use assets for the three months ended June 30, 2022 decreased by $0.4 million to $9.8 million from $10.2 million for the three months ended June 30, 2021. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. This decrease is attributable to one of the Company's right of use asset vessels being designated as held for sale or sold during the six months ended June 30, 2022. This vessel was written down to its net realizable value upon being designated as held for sale during the first quarter of 2022, and depreciation expense ceased being recorded upon that designation. The Company had four LR2s and 17 MRs that were accounted for under IFRS 16 - Leases during the three months ended June 30, 2022.
•General and administrative expenses for the three months ended June 30, 2022, increased by $9.5 million to $22.8 million, from $13.3 million for the three months ended June 30, 2021. This increase was primarily due to an increase in compensation related costs.
•Financial expenses for the three months ended June 30, 2022 increased by $4.8 million to $40.7 million, from $35.9 million for the three months ended June 30, 2021. This increase was primarily attributable to (i) the increase in the accretion of convertible notes, which increased to $3.2 million from $2.4 million for the three months ended June 30, 2022 and 2021, respectively, and (ii) write offs of deferred financing fees and other debt extinguishment costs incurred of $3.9 million during the three months ended June 30, 2022 as compared to $0.1 million during the three months ended June 30, 2021. The Company's Convertible Notes due 2025 were issued in March and June 2021.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2022	2021	2022	2021
Revenue
Vessel revenue	$405,073	$139,442	$579,120	$273,607

Operating expenses
Vessel operating costs	(76,923)	(80,598)	(161,755)	(163,900)
Voyage expenses	(23,485)	(1,396)	(25,508)	(2,781)
Depreciation - owned or sale leaseback vessels	(41,051)	(49,222)	(85,159)	(98,006)
Depreciation - right of use assets	(9,768)	(10,200)	(19,488)	(22,041)
General and administrative expenses	(22,803)	(13,324)	(35,257)	(26,884)
Loss on sale of vessels	(1,480)	—	(69,218)	—
Total operating expenses	(175,510)	(154,740)	(396,385)	(313,612)
Operating income / (loss)	229,563	(15,298)	182,735	(40,005)
Other (expense) and income, net
Financial expenses	(40,709)	(35,906)	(78,710)	(69,973)
Loss on Convertible Notes exchange	—	(1,648)	—	(5,504)
Financial income	836	187	1,024	412
Other income and (expense), net	1,441	(117)	1,634	(106)
Total other expense, net	(38,432)	(37,484)	(76,052)	(75,171)
Net income / (loss)	$191,131	$(52,782)	$106,683	$(115,176)

Earnings / (Loss) per share

Basic	$3.44	$(0.97)	$1.92	$(2.12)
Diluted	$3.06	$(0.97)	$1.84	$(2.12)
Basic weighted average shares outstanding	55,594,623	54,457,451	55,502,389	54,388,504
Diluted weighted average shares outstanding (1)	64,419,318	54,457,451	64,611,651	54,388,504

(1)     The computation of diluted earnings per share for the three and six months ended June 30, 2022 includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes Due 2022 and Convertible Notes Due 2025 under the if-converted method. The computation of diluted loss per share for the three and six months ended June 30, 2021 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes Due 2022 and Convertible Notes Due 2025 because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$359,528	$230,415
Accounts receivable	206,456	38,069
Prepaid expenses and other current assets	12,538	7,954
Inventories	13,295	8,781
Restricted cash	—	4,008
Assets held for sale	64,923	—
Total current assets	656,740	289,227
Non-current assets
Vessels and drydock	3,144,735	3,842,071
Right of use assets for vessels	709,165	764,025
Other assets	89,788	108,963
Goodwill	8,432	8,900
Restricted cash	783	783
Total non-current assets	3,952,903	4,724,742
Total assets	$4,609,643	$5,013,969
Current liabilities
Current portion of long-term debt	$69,272	$235,278
Lease liability - sale and leaseback vessels	250,793	178,062
Lease liability - IFRS 16	52,511	54,515
Accounts payable	12,866	35,080
Accrued expenses	43,446	24,906
Total current liabilities	428,888	527,841
Non-current liabilities
Long-term debt	474,056	666,409
Lease liability - sale and leaseback vessels	1,295,639	1,461,929
Lease liability - IFRS 16	470,298	520,862
Total non-current liabilities	2,239,993	2,649,200
Total liabilities	2,668,881	3,177,041
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	669	659
Additional paid-in capital	2,852,939	2,855,798
Treasury shares	(480,172)	(480,172)
Accumulated deficit	(432,674)	(539,357)
Total shareholders' equity	1,940,762	1,836,928
Total liabilities and shareholders' equity	$4,609,643	$5,013,969

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Operating activities
Net income / (loss)	$106,683	$(115,176)
Depreciation - owned or finance leased vessels	85,159	98,006
Depreciation - right of use assets	19,488	22,041
Amortization of restricted stock	10,676	12,483
Amortization of deferred financing fees	3,484	3,689
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	4,543	1,326
Accretion of convertible notes	7,748	5,384
Loss on sales of vessels	69,218	—
Accretion of fair value measurement on debt assumed in business combinations	1,396	1,686
(Gain) / loss on Convertible Notes transactions	(412)	5,504
Share of income from dual fuel tanker joint venture	(133)	—
	307,850	34,943
Changes in assets and liabilities:
Decrease in inventories	5,873	866
(Increase) / decrease in accounts receivable	(166,834)	1,287
Increase in prepaid expenses and other current assets	(4,583)	(1,933)
Increase in other assets	(185)	(297)
Decrease in accounts payable	(20,740)	(297)
Increase / (decrease) in accrued expenses	18,421	(8,647)
	(168,048)	(9,021)
Net cash inflow / (outflow) from operating activities	139,802	25,922
Investing activities
Net proceeds from sales of vessels	541,187	—
Distributions from dual fuel tanker joint venture	240	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(22,779)	(27,308)
Net cash inflow / (outflow) from investing activities	518,648	(27,308)
Financing activities
Debt repayments	(507,764)	(341,449)
Issuance of debt	122,637	367,578
Debt issuance costs	(1,621)	(9,124)
Principal repayments on lease liability - IFRS 16	(52,568)	(28,674)
Repurchase / repayment of convertible notes	(82,251)	—
Issuance of convertible notes	—	119,419
Decrease in restricted cash	4,008	—
Dividends paid	(11,778)	(11,646)
Net cash (outflow) / inflow from financing activities	(529,337)	96,104
Increase in cash and cash equivalents	129,113	94,718
Cash and cash equivalents at January 1,	230,415	187,511
Cash and cash equivalents at June 30,	$359,528	$282,229

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2022 and 2021
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$289,485	$50,298	$368,910	$92,419

Average Daily Results
Fleet
TCE per revenue day(2)	$36,006	$11,954	$25,444	$11,552
Vessel operating costs per day (3)	$7,048	$6,807	$7,173	$6,848
Average number of vessels	119.9	131.0	124.6	132.7

LR2
TCE per revenue day (2)	$36,065	$11,951	$25,287	$11,949
Vessel operating costs per day (3)	$7,287	$6,699	$7,258	6,687
Average number of vessels	41.9	42.0	41.9	42.0

LR1
TCE per revenue day (2)	$22,345	$11,528	$13,690	$11,378
Vessel operating costs per day (3)	$7,708	$6,591	$7,286	$6,618
Average number of vessels	2.8	12.0	6.7	12.0

MR
TCE per revenue day (2)	$34,904	$12,468	$25,583	$11,871
Vessel operating costs per day (3)	$6,967	$6,956	$7,166	$6,963
Average number of vessels	61.3	63.0	62.0	63.0

Handymax
TCE per revenue day (2)	$41,831	$9,865	$29,119	$9,286
Vessel operating costs per day (3)	$6,554	$6,645	$6,890	$6,994
Average number of vessels	14.0	14.0	14.0	15.7

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$8,500	$10,707	22,779	27,308

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, sale leasebacked or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of July 27, 2022

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
31	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
38	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
51	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
53	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
54	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Magnetic	2019	50,000	—	Time Charter (6)	MR	Yes
62	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Marshall	2019	50,000	—	Time Charter (7)	MR	Yes
66	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Miracle	2020	50,000	—	Time Charter (8)	MR	Yes
69	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
88	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Lombard	2015	109,999	—	SLR2P (3)	LR2	Yes
90	STI Grace	2016	109,999	—	SLR2P (3)	LR2	Yes
91	STI Jermyn	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
97	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Goal	2016	113,000	—	Time Charter (9)	LR2	Yes
100	STI Nautilus	2016	113,000	—	SLR2P (3)	LR2	Yes (4)
101	STI Guard	2016	113,000	—	Time Charter (10)	LR2	Yes
102	STI Guide	2016	113,000	—	Time Charter (11)	LR2	Yes
103	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
105	STI Gauntlet	2017	113,000	—	SLR2P (3)	LR2	Yes
106	STI Gladiator	2017	113,000	—	Time Charter (11)	LR2	Yes
107	STI Gratitude	2017	113,000	—	Time Charter (12)	LR2	Yes
108	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
111	STI Lavender	2019	110,000	—	SLR2P (3)	LR2	Yes
112	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
113	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
114	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total Fleet DWT		7,965,182

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	The Company has entered into an agreement to sell this vessel, which is expected to close before the end of the third quarter of 2022.
(5)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The first six months of this time charter payable at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel is expected to commence a time charter in the third quarter of 2022 for three years at a rate of $21,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(9)
This vessel is expected to commence a time charter in the third quarter of 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(10)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(11)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(12)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2021 and 2022 were as follows:

Date paid	Dividends per common share
March 2021	$0.10
June 2021	$0.10
September 2021	$0.10
December 2021	$0.10
March 2022	$0.10
June 2022	$0.10

On July 27, 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 15, 2022 to all shareholders of record as of August 11, 2022 (the record date). As of July 27, 2022, there were 59,047,152 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes Due 2025 (NYSE: SBBA), which were originally issued in May 2020, and Convertible Notes Due 2025, which were issued in March and June 2021.
•In July 2022, the Company repurchased 367,861 of its common shares in the open market at an average price of $29.18 per share.
•In May and July 2022, the Company repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of its Convertible Notes Due 2025 in the open market for $12.5 million and $1.7 million, respectively. The consideration paid includes the accreted principal balance, which has accrued since the issuance date and equaled approximately 106% and 107% of par at the May and July repurchase dates, respectively.
There is $225.1 million of remaining availability under the Securities Repurchase Program as of the date of this press release.
COVID-19
Since the beginning of calendar year 2020, the outbreak of the COVID-19 virus has resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2021. The easing of restrictive measures that were put in place to combat the spread of the virus, and the successful roll-out of vaccines has served as a catalyst for an economic recovery in many countries throughout the world, which has, in part, led to a vastly improved financial performance during the second quarter of 2022. Nevertheless, the Company expects that the COVID-19 virus will continue to cause volatility in the commodities markets in the future. In particular, the spread of more contagious and vaccine resistant variants, along with the continued implementation of restrictive measures by governments in certain parts of the world, have hampered a full re-opening of the global economy. The scale and duration of these circumstances is unknowable but could have a material impact on the Company's earnings, cash flow and financial condition. An estimate of the impact on the Company's results of operations, financial condition, and future performance cannot be made at this time.
Conflict in Ukraine
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect, or are scheduled to take effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 114 product tankers (40 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 6.5 years. The Company has agreed to sell an LR2 product tanker which is expected to close before the end of the third quarter of 2022. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2022 Financial Results Compared to the Second Quarter of 2021". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended June 30, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$191,131	$3.44	$3.06
Adjustments:
Loss on sales of vessels	1,480	$0.03	$0.02
Write-offs of deferred financing fees and debt extinguishment costs	3,929	$0.07	$0.06
Gain on repurchase of Convertible Notes	(412)	$(0.01)	$(0.01)
Adjusted net income	$196,128	$3.53	$3.13

	For the three months ended June 30, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(52,782)	$(0.97)	$(0.97)
Adjustment:
Loss on Convertible Notes exchange	1,648	$0.03	$0.03
Write-off of deferred financing fees	51	$—	$—
Adjusted net loss	$(51,083)	$(0.94)	$(0.94)

	For the six months ended June 30, 2022
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$106,683	$1.92		$1.84
Adjustments:
Loss on sales of vessels	69,218	$1.25		$1.07
Write-offs of deferred financing fees and debt extinguishment costs	5,784	$0.10		$0.09
Gain on repurchase of Convertible Notes	$(412)	$(0.01)		$(0.01)
Adjusted net income	$181,273	$3.27	(1)	$2.99

	For the six months ended June 30, 2021
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(115,176)	$(2.12)		$(2.12)
Adjustments:
Loss on Convertible Notes exchange	5,504	$0.10		$0.10
Write-offs of deferred financing fees	1,326	$0.02		$0.02
Adjusted net loss	$(108,346)	$(1.99)	(1)	$(1.99)	(1)
(1) Summation difference due to rounding.

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2022	2021	2022	2021
Net Income / (Loss)	$191,131	$(52,782)	$106,683	$(115,176)
Financial expenses	40,709	35,906	78,710	69,973
Financial income	(836)	(187)	(1,024)	(412)
Depreciation - owned or lease financed vessels	41,051	49,222	85,159	98,006
Depreciation - right of use assets	9,768	10,200	19,488	22,041
Amortization of restricted stock	6,182	6,291	10,676	12,483
Loss on Convertible Notes exchange	—	1,648	—	5,504
Loss on sales of vessels	1,480	—	69,218	—
Adjusted EBITDA	$289,485	$50,298	$368,910	$92,419

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, , including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com